UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

June 26, 2019

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In the Matter of

Sterling Consolidated Corp.   **ORDER DECLARING OFFERING**
1105 Green Grove Road,   **STATEMENT ABANDONED UNDER THE**
Neptune, NJ 07753   **SECURITIES ACT OF 1933, AS AMENDED**

File No. 024-10803

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Sterling Consolidated Corp. filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on June 26, 2019.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Vanessa Countryman
Secretary